Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2006	2005
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,706,331	3,763,715
Weighted average number of shares outstanding during the period including all dilutive potential shares	3,771,216	3,855,748
Net earnings	$1,918,892	$1,730,107
Earnings per share—basic	$0.52	$0.46
Earnings per share—diluted	$0.51	$0.45

See note 4 of the accompanying notes to consolidated financial statements.